UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 30, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

1 ASE Technology Holding Co., Ltd. October 30, 2020 ASE Technology Holding Third Quarter 2020 Earnings Release

2 Safe Harbor Notice This presentation contains "forward - looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward - looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward - looking statements in this presentation. These forward - looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward - looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human - induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20 - F filed on March 31, 2020.

Consolidated Statements of Comprehensive Income

Quarterly Comparison

(unaudited)

(NT$ Million)	Q3 / 2020	%	Q2 / 2020	%	Q3 / 2019	%	QoQ	YoY
Net Revenues:								
ATM	69,497	56.4%	67,314	62.6%	66,440	56.5%	3%	5%
EMS	53,126	43.1%	39,703	36.9%	50,584	43.0%	34%	5%
Others	572	0.5%	532	0.5%	533	0.5%	8%	7%
Total Net Revenues	123,195	100.0%	107,549	100.0%	117,557	100.0%	15%	5%
Gross Profit	19,720	16.0%	18,809	17.5%	19,108	16.3%	5%	3%
Operating Income (Loss)	9,141	7.4%	8,427	7.8%	8,385	7.1%	8%	9%
Pretax Income (Loss)	9,014	7.3%	8,879	8.3%	7,721	6.6%	2%	17%
Income Tax Benefit (Expense)	(1,797)	-1.5%	(1,646)	-1.5%	(1,501)	-1.3%		
Noncontrolling Interest	(505)	-0.4%	(296)	-0.3%	(486)	-0.4%		
Net Income Attributable to Shareholders of the Parent	6,712	5.4%	6,937	6.5%	5,734	4.9%	-3%	17%
Basic EPS	1.57		1.63		1.35		-4%	16%
Diluted EPS	1.54		1.60		1.33		-4%	16%

Additional Commentary From Management:

	Q3 / 2020	%	Q2 / 2020	%	Q3 / 2019	%	QoQ	YoY
Gross Profit excl. PPA expenses[1]	20,607	16.7%	19,697	18.3%	20,305	17.3%	5%	1%
Operating Profit excl. PPA expenses[1]	10,281	8.3%	9,567	8.9%	9,835	8.4%	7%	5%
Net Profit excl. PPA expenses[1]	7,850	6.4%	8,092	7.5%	7,262	6.2%	-3%	8%
Basic EPS excl. PPA expenses[1]	1.84		1.90		1.71		-3%	8%

[1]: PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long-term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.14bn in 3Q20, $1.15bn in 2Q20 and $1.53bn in 3Q19.

ASE GROUP
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4 ATM Statements of Comprehensive Income Quarterly Comparison (unaudited) (NT$ Million) Q3 / 2020 % Q2 / 2020 % Q3 / 2019 % QoQ YoY Net Revenues: Packaging 58,417 81.3% 55,732 80.2% 55,163 81.2% 5% 6% Testing 12,351 17.2% 12,693 18.3% 11,495 16.9% -3% 7% Direct Material 1,020 1.4% 1,051 1.5% 1,211 1.8% -3% -16% Others 32 0.1% 40 0.0% 32 0.1% -20% 0% Total Net Revenues 71,820 100.0% 69,516 100.0% 67,901 100.0% 3% 6% Gross Profit 14,540 20.2% 15,082 21.7% 14,708 21.7% -4% -1% Operating Income (Loss) 6,809 9.5% 7,224 10.4% 6,413 9.4% -6% 6% Additional Commentary From Management: Gross Profit excl. PPA expenses 1 15,427 21.5% 15,970 23.0% 15,905 23.4% -3% -3% Operating Profit excl. PPA expenses 1 7,949 11.1% 8,364 12.0% 7,863 11.6% -5% 1% 1 : PPA expenses are the P&L impacts from the accounting treatment of purchase price allocation in relation to the ASE/SPIL transaction, which resulted in increased asset values from purchase price premiums in PP&E, intangibles and long - term lease prepayments. The PPA expenses excluded are related to depreciation, amortization and other expenses $1.14bn in 3Q20, $1.15bn in 2Q20 and $1.53bn in 3Q19.

5 ATM Operations (unaudited) 8,438 11,100 14,708 15,697 13,334 15,082 14,540 54,371 59,594 67,901 69,287 66,209 69,516 71,820 15.5% 18.6% 21.7% 22.7% 20.1% 21.7% 20.2% 0% 10% 20% 30% 0 20,000 40,000 60,000 80,000 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 NT$ Million Gross Profit Gross Margin Revenue

6 ATM Revenue by Application (unaudited) 53% 51% 53% 54% 54% 54% 53% 13% 14% 14% 16% 15% 14% 14% 34% 35% 33% 30% 31% 32% 33% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Communication Computer Automotive, Consumer & Others

7 34% 34% 35% 38% 38% 38% 37% 40% 39% 37% 36% 36% 35% 37% 8% 8% 9% 7% 7% 7% 8% 16% 17% 17% 17% 17% 18% 17% 2% 2% 2% 2% 2% 2% 1% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Material Testing Discrete and Other Wirebonding Bump/FC/WLP /SiP ATM Revenue by Type (unaudited)

8 EMS Operations Quarterly Comparison & Revenue By Application (unaudited ) (NT$ Million) Q3 / 2020 % Q2 / 2020 % Q3 / 2019 % QoQ YoY EMS Net Revenues 53,137 100.0% 39,709 100.0% 50,599 100.0% 34% 5% Gross Profit 5,147 9.7% 3,730 9.4% 4,494 8.9% 38% 15% Operating Income (Loss) 2,326 4.4% 1,242 3.1% 2,099 4.1% 87% 11% EBITDA 3,337 6.3% 2,413 6.1% 2,983 5.9% 38% 12% 29% 40% 36% 43% 36% 46% 40% 13% 14% 9% 11% 14% 12% 6% 38% 24% 41% 32% 33% 28% 40% 14% 15% 9% 10% 11% 10% 9% 5% 6% 4% 4% 6% 3% 4% 1% 1% 1% 1% 1% 0% 20% 40% 60% 80% 100% Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 Communication Computer & Storage Consumer Industrial Automotive Others

9 Key Balance Sheet Items & Indices (unaudited) (NT$ Million) Sept. 30, 2020 Jun. 30, 2020 Cash and cash equivalent 55,814 58,223 Financial assets - current 5,993 5,483 Financial assets - non current & investments - equity method 14,279 12,950 Property, plant & equipment 230,938 238,757 Total assets 581,550 558,592 Short-term loans & short-term bills payable 34,099 45,814 Current portion of bonds payable 7,249 7,249 Current portion of long-term loans & current portion of notes payable 6,459 4,117 Bonds payable 49,249 39,263 Long-term loans & long-term bills payable 122,097 115,518 Total interest bearing debts 224,550 217,477 Total liabilities 364,007 344,657 Total equity (Including non-controlling interest) 217,543 213,935 Quarterly EBITDA 23,230 22,488 Current ratio 1.33 1.17 Net debt to equity ratio 0.75 0.72

10 Equipment Capital Expenditure vs. EBITDA (unaudited) 239 444 436 457 410 495 415 537 582 681 738 635 751 788 0 200 400 600 800 Q1/19 Q2/19 Q3/19 Q4/19 Q1/20 Q2/20 Q3/20 US$ Million Capex EBITDA

11 Third Quarter 2020 Year - to - Date Business Recap • Year to date Holding Company revenues grew 15% YoY in USD terms • Year to date ATM revenues grew 19% YoY in USD terms with GM improvement of 1.9 percentage points YoY or 4.2 percentage points excluding impacts from currency & EAR actions • Year to date EMS revenues grew 12% YoY in USD terms • Year to date EPS is NT$4.12

Business Environment

- Assembly capacities are tight, wirebond capacity extremely tight till at least Q2 2021
- Beneficial ASP environment in 2021
- Sectors look good:
  - 5G including WiFi 6 driving upgrade cycles across communication sector
  - Automotive sector shows strong recovery
  - Computing and consumer demands remain strong
- Covid-19 has created new values for technology products
  - Reducing medical risk
  - Facilitating social connectivity in addition to digital efficiency
  - Expanding consumer base
- OSAT has a severe under capacity environment due to volume and chip complexity increases
- ASE will accelerate spending in Q4, moderating in 2021
- New design-wins and long term contracts/forecasts indicate a strong 2021
- Excluding EAR-impact, ASE is gaining shares in all sectors

ASE GROUP
© ASE Group. All rights reserved.
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13 Export Administration Regulations Impact • EAR - affected ATM revenues were 20% in Q1 and Q2, down to 13% in Q3 and 0% in Q4 • Greater than 75% of the lost revenue/capacity has been back - filled by other customers • Remaining 25% to be back - filled by end Q1, 2021 • Year - over - year growth for 2021 expected • One - time write off completed in Q3; asset disposition, re - tooling, line - balancing to be completed in Q4 (no additional charges )

14 Profitability , Cash Flow, CAPEX • 2020 Holding Company operating expense ratio target on track • 2020 Holding Company operating margin target ahead • Moderating CAPEX in 2021 • Improved Cash Flow Outlook • Deleverage Balance Sheet • Increase Cash Dividend

15 Fourth Quarter 2020 Outlook* Based on our current business outlook and exchange rate assumptions, management projects overall performance for the fourth quarter of 2020 to be as follows: • In NTD terms, ATM 4 th quarter 2020 business should be similar with First half 2020 levels; • ATM 4 th quarter 2020 gross margin should be similar with First half 2020 levels; • In NTD terms, EMS 4 th quarter 2020 business sequential growth rate should be similar with the average of 2 nd and 3 rd quarter 2020 levels; • EMS 4 th quarter 2020 operating margin should be slightly better than the average of 2 nd and 3 rd quarter 2020 levels . *: Due to the impact of the COVID - 19 outbreak, our outlook continues to be subject to a higher degree of risk. The information prov ided is done so as a reference of our current view as of the date of this presentation. Our business, financial condition and results of operations are of greater adverse risk; and, as a result, there may be a higher likelihood of material variances between our expected and actua l r esults .

16 www.aseglobal.com Thank You

Appendix 1

Consolidated Statements of Comprehensive Income

(unaudited)

(NT$ Thousands)	Q1/2019	Q2/2019	Q3/2019	Q4/2019	FY/2019	Q1/2020	Q2/2020	Q3/2020
Revenues	88,861,446	90,740,910	117,557,307	116,022,521	413,182,184	97,357,155	107,548,773	123,195,399
COGS	77,476,565	76,771,842	98,449,014	96,173,970	348,871,391	81,201,507	88,739,372	103,475,591
PPA under COGS	1,204,762	1,204,762	1,196,284	1,191,483	4,797,290	1,049,113	887,560	886,817
Gross profit	11,384,881	13,969,068	19,108,293	19,848,551	64,310,793	16,155,648	18,809,401	19,719,808
Gross profit excl. PPA	12,589,643	15,173,830	20,304,577	21,040,034	69,108,083	17,204,761	19,696,961	20,606,625
OPEX	9,091,752	9,826,218	10,722,808	11,143,611	40,784,389	10,092,942	10,382,863	10,578,715
PPA under OPEX	253,185	253,185	253,185	253,185	1,012,742	253,185	253,185	253,185
Operating income	2,293,129	4,142,850	8,385,485	8,704,940	23,526,404	6,062,706	8,426,538	9,141,093
Operating income excl. PPA	3,751,077	5,600,798	9,834,954	10,149,608	29,336,436	7,365,004	9,567,283	10,281,095
Non Op gain/(loss)	342,065	281,103	(664,074)	(123,399)	(164,355)	(826,352)	452,430	(126,617)
PPA under Non Op gain/ (loss)	0	0	79,156	29,022	108,178	30,283	13,617	(1,659)
Non Op gain/ (loss) excl. PPA	342,065	281,103	(584,918)	(94,377)	(56,177)	(796,069)	466,047	(128,276)
Pretax income	2,635,194	4,423,953	7,721,362	8,581,540	23,362,049	5,236,354	8,878,968	9,014,477
Total PPA expenses	1,457,948	1,457,948	1,528,625	1,473,690	5,918,211	1,332,581	1,154,363	1,138,343
Pretax income excl. PPA	4,093,142	5,881,901	9,249,987	10,055,230	29,280,260	6,568,935	10,033,331	10,152,820
Tax expenses	404,891	1,623,590	1,501,340	1,779,105	5,308,926	1,175,024	1,645,554	1,797,149
Noncontrolling interest	187,351	110,326	486,504	419,134	1,203,315	162,700	295,819	504,607
Net income attributable to shareholders of the parent	2,042,952	2,690,037	5,733,518	6,383,301	16,849,808	3,898,630	6,937,595	6,712,721
Total PPA expenses	1,457,948	1,457,948	1,528,625	1,473,690	5,918,211	1,332,581	1,154,363	1,138,343
Net income attributable to shareholders of the parent excl. PPA	3,500,900	4,147,985	7,262,143	7,856,991	22,768,019	5,231,211	8,091,958	7,851,065
Basic EPS (NT$)	0.48	0.63	1.35	1.50	3.96	0.92	1.63	1.57
Basic EPS (NT$) excl. PPA	0.82	0.98	1.71	1.85	5.35	1.23	1.90	1.84
Diluted EPS (NT$)	0.46	0.62	1.33	1.47	3.86	0.89	1.60	1.54
Diluted EPS (NT$) excl. PPA	0.80	0.96	1.69	1.81	5.25	1.21	1.87	1.80

ASE GROUP
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